Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Encana Corporation’s registration statement on Form F-10 (File No. 333-196927) and related Prospectus Supplement to the Short Form Base Shelf Prospectus dated March 4, 2015 for the registration of debt securities, common shares, preferred shares, subscription receipts, warrants and units in an aggregate principal amount of up to US$6,000,000,000, and to the incorporation by reference therein of our report dated March 7, 2014, with respect to the consolidated financial statements of Athlon Energy Inc. (formerly, “Athlon Holdings LP”), included in Encana Corporation’s Current Report on Form 6-K and related Business Acquisition Report dated January 23, 2015, filed with the United States Securities and Exchange Commission.

/s/ Ernst & Young LLP
Fort Worth, Texas
March 4, 2015